Exhibit (a)(5)(xxv)

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

December 28, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code Number: 3938 First Section,
Tokyo Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Announcement Regarding the Delisting of the Common Shares of LINE Corporation from the Tokyo Stock Exchange and the Delisting of the American Depositary Shares from the New York Stock Exchange

LINE Corporation (the “Company”) hereby announces that its proposal to conduct a share consolidation was approved as originally proposed at the extraordinary general meeting of shareholders held on December 15, 2020, and in accordance with the prescribed procedures, the common shares of the Company will be delisted from the First Section of the Tokyo Stock Exchange, Inc. (the “TSE”) on December 29, 2020. The Company also hereby announces that on December 17, 2020, it filed an application to delist from the New York Stock Exchange (the “NYSE”) the American Depositary Shares (the “ADSs”), each representing the title to one common share of the Company, registered and issued by JPMorgan Chase Bank, N.A. in the United States and listed on the NYSE. As a result, the ADSs will be delisted from the NYSE on December 28, 2020 (local time).

For further details, please refer to the “Announcement Regarding Resolutions Approving the Share Consolidation and the Deletion of Provisions Regarding Share Units and the Partial Amendment of the Articles of Incorporation” released by the Company on December 15, 2020.

The Company expresses its sincere gratitude to its stakeholders, including shareholders and holders of the ADSs, for their understanding and wholehearted support of the Company’s management for the many years since July 2016, when the Company first listed on the First Section of the TSE and the NYSE.

The Company requests your continued understanding and support.